UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

Commission File Number 001-35934

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

(Exact name of registrant as specified in its charter)

Mexican Economic Development, Inc.

(Translation of Registrant's name into English)

General Anaya No. 601 Pte.

Colonia Bella Vista

Monterrey, Nuevo León 64410

México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On September 18, 2017, Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) filed with the Mexican Banking and Securities Commission and the Mexican Stock Exchange the evento relevante (relevant event) attached hereto as Exhibit 99.1, which is hereby incorporated by reference into this report on Form 6-K.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Evento Relevante (Relevant Event) dated September 18, 2017, with respect to the offering by FEMSA of a portion of its equity interests in Heineken N.V. and Heineken Holding N.V.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

	By:	/s/ Eduardo Padilla
Eduardo Padilla
Chief Financial and Corporate Officer

Date: September 18, 2017